SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CAE/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641

CERTIFICATE OF THE MINUTES OF THE EIGHT HUNDRED AND SIXTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for the due purposes, that on May 25, 2018, at 9 a.m. the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras met at the Central Office of the Company, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. The meeting was chaired by Chairman  JOSÉ GUIMARÃES MONFORTE and the following directors were also present WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, MANOEL ARLINDO ZARONI TORRES, MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA and ARIOSTO ANTUNES CULAU, the latter, by videoconference. Decision: DEL-125/2018. Alteration of the composition of the Personnel and Eligibility Management Committee (CGPE) and indication of eventual substitute in the Coordination of the Audit and Statutory Risks Committee (CAE) of Eletrobras. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and embodied in the report of the Rapporteur, DELIBERATED: 1. To approve the election of the counselor MANOEL ARLINDO ZARONI TORRES as a member of the Personnel and Eligibility Management Committee (CGPE), in place of Mr. ESTEVES PEDRO COLNAGO JUNIOR, and appoint him as Coordinator, beginning his term of office on 05.25.2018; 2. To ratify the composition of the Personnel and Eligibility Management Committee (CGPE), as follows: MANOEL ARLINDO ZARONI TORRES - Coordinator and Member; VICENTE FALCONI CAMPOS - Member; CARLOS EDUARDO RODRIGUES PEREIRA - Member. 3. to appoint the counselor JOSÉ PAIS RANGEL as an eventual substitute for the Coordinator of the Statutory Audit and Risk Committee  (CAE); 4. To determine that the General Secretariat - PRGS, the Governing Body of the Board of Directors - CAAS, the Superintendency of Investor Relations - DFR and the Superintendency of Strategy, Business Management and Sustainability - PRE, each within its scope, adopt the measures necessary to comply with this Decision. The above text is an integral and faithful transcript of the Deliberation recorded in the Minutes that appears in the 29th Book of Minutes of the Meetings of the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras. There being no further business to discuss on the subject, the President of the Council decided to draw up this certificate, which, after being read and approved, is signed by the President of the Council and by myself, BRUNO KLAPPER LOPES, Secretary of Governance, who wrote it. The other deliberations that took place at this meeting were omitted in this certificate, because they related to interests merely internal to the Company, legitimate caution, supported by the secrecy of the Administration, according to the "caput" of article 155 of Law 6,404/76, therefore, outside the scope of the norm contained in paragraph 1 of article 142 of the aforementioned Law. CEO: JOSÉ GUIMARÃES MONFORTE. Counselors: WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU, MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA and MANOEL ARLINDO ZARONI TORRES.

Rio de Janeiro, May 30, 2018.

BRUNO KLAPPER LOPES
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.